FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated April 21, 2016, announcing Eutelsat Selects Gilat Technology to Power Satellite Broadband Services in Western Russia

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated April 21, 2016	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Eutelsat Selects Gilat Technology to Power Satellite Broadband Services in Western Russia

Paris, France and Petah Tikva, Israel, April 21, 2016 -- Eutelsat Communications (NYSE Euronext Paris: ETL), one of the world's leading satellite operators, today announced its selection of Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, to power a new range of broadband services in Western Russia.

Eutelsat has selected Gilat’s SkyEdge II-c hub with X-Architecture and SkyEdge II-c small user terminals to deliver broadband services using the new Express AMU1/EUTELSAT 36C satellite. The hub will be installed at the Dubna satellite centre operated by RSCC, near Moscow. The satellite’s High Throughput payload comprises 18 Ka-band beams delivering continuous coverage of Western Russia, from the Arctic coastline to the Caspian Sea.

Kirill Yanchenko, General Director of the Eutelsat Networks company that will market services in Russia, said: “Our deployment of Gilat technology is a new milestone taking us closer to the commercial launch of services in July. In working with Gilat we are putting in place a key component of a high-performance broadband infrastructure that will deliver high-quality connectivity.”

“We are proud to win Eutelsat’s trust in a head-to-head competition with the world’s top satellite broadband network providers. By working together with Eutelsat in Russia, our market position is greatly enhanced,” noted Ron Levin, Director Strategic Accounts. “The agreement further validates our multi-application, one platform X-Architecture as the most advanced baseband system for HTS.”

About Eutelsat Communications
Established in 1977, Eutelsat Communications (Euronext Paris: ETL, ISIN code: FR0010221234) is one of the world's leading and most experienced operators of communications satellites. The company provides capacity on 40 satellites to clients that include broadcasters and broadcasting associations, pay-TV operators, video, data and Internet service providers, enterprises and government agencies. Eutelsat’s satellites provide ubiquitous coverage of Europe, the Middle East, Africa, Asia-Pacific and the Americas, enabling video, data, broadband and government communications to be established irrespective of a user’s location. Headquartered in Paris, with offices and teleports around the globe, Eutelsat represents a workforce of 1,000 men and women from 37 countries who are experts in their fields and work with clients to deliver the highest quality of service.

For more about Eutelsat please visit www.eutelsat.com

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com